Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Entity	State of Incorporation	Date of Incorporation
AMERIGROUP California, Inc.	California*	03/05/02
AMERIGROUP Connecticut, Inc.	Connecticut*	03/05/02
AMERIGROUP Delaware, Inc.	Delaware*	03/01/02
AMERIGROUP Florida, Inc.	Florida	10/17/01
AMGP Georgia, Inc.	Georgia*	11/08/02
AMERIGROUP Illinois, Inc.	Illinois	06/14/95
AMERIGROUP Indiana, Inc.	Indiana*	03/04/02
AMERIGROUP Maryland, Inc., AMERIGROUP District of Columbia	District of Columbia	01/07/03
AMERIGROUP Massachusetts, Inc.	Massachusetts*	03/05/02
AMERIGROUP New Jersey, Inc.	New Jersey	04/03/05
AMERIGROUP New York, Inc.	New York*	09/14/01
AMERIGROUP Texas, Inc.	Texas	06/19/95
AMGP Arizona, Inc.	Arizona*	08/07/02
AMERIGROUP Michigan, Inc.	Michigan*	04/01/02
AMERIGROUP Ohio, Inc.	Ohio*	03/08/02
AMERIGROUP Pennsylvania, Inc.	Pennsylvania*	03/05/02
AMERIGROUP Puerto Rico, Inc.	Puerto Rico*	03/13/02
AMERIGROUP Wisconsin, Inc.	Wisconsin*	04/02/02

*	non-active